OSG	Overseas Shipholding Group Inc.

_____________________________________________________________________________

666 Third Avenue New York, NY 10017 www.osg.com	Tel: 212 251 1153 Fax: 212 251 1180 E-mail: jedelson@osg.com	James I. Edelson General Counsel and Secretary

December 21, 2007

Daniel Morris, Esq., Attorney Advisor
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, DC 20549

RE:	Overseas Shipholding Group, Inc. Schedule 14A Filed April 30, 2007 File No. 1-6479

Dear Mr. Morris:

             We refer to the letter of December 10, 2007 (the "December 10 Comment Letter") from the U.S. Securities and Exchange Commission (the "SEC") to Overseas Shipholding Group, Inc. (the "Corporation" or "OSG") setting forth the comments of the staff of the SEC (the "Staff") on OSG's response letter to the Staff dated November 21, 2007 (the "November 21 Response Letter") concerning OSG's definitive proxy statement filed with the SEC on April 30, 2007 (the "Proxy Statement").

             The numbered paragraph and headings below correspond to the headings set forth in the December 10 Comment Letter. Each of the Staff's comments are set forth in bold, followed by the Company's response to each comment. The page numbers in the bold captions refer to pages in the Proxy Statement. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Proxy Statement.

1.

Please note that the comments issued in our prior comment letter dated September 26, 2007 were intended to provide instruction with respect to your disclosure in future proxy filings. Accordingly, we request that you confirm in your response to this letter that you will comply in future filings with each of our prior comments.

OSG confirms that OSG will comply in future filings with each of the Staff's prior comments in accordance with the November 21 Response Letter and this letter.

2.

It appears that your response to prior comment 3 focuses primarily on the specific examples set forth in the original comment (such as, the base salary increases in 2006). We re-issue the prior comment and request that you address the larger overreaching theme embodied in the comment. Specifically, we request that you revise your Compensation Discussion and Analysis to provide additional detail and analysis regarding each specific element of compensation payable to each named executive officer. For each named executive officer, identify not only the factors that were used to determine the specific amounts payable for each element of compensation, but also how the specific factors affected the final determination. Please confirm that you will provide this additional disclosure in your future filings.

     As described on pages 12 and 13 of the Proxy Statement, the principal elements of the Corporation's compensation program are base salary, annual cash incentive awards and equity-based compensation. The Corporation targets total compensation at the 75th percentile of competitive positions of companies in the Compensation Comparison Group and targets base salary at between the 25th and 50th percentile of competitive positions of such companies. The Compensation Committee believes that setting salaries at this level provides a competitive baseline for attracting and retaining strong leaders when combined with the higher percentage of total potential compensation payable in the form of the annual cash incentive award and equity incentives based on achievement of Corporation, business unit and individual performance goals.

     The determination of the annual cash incentive award and equity based compensation is described on pages 13-17 of the Proxy Statement, the November 21 Response Letter and the response to comment 7 of this letter. Determination of satisfaction of individual performance goals for the Named Executive Officers, which measure is a critical component of the calculation of the annual cash incentive award and the equity awards, is based on the subjective judgment of the Compensation Committee assisted by the Chief Executive Officer with respect to all the Named Executive Officers other than himself.

     The principal individual performance goals for 2006 for the Chief Executive Officer were to balance the mix of TCE revenues generated by spot charters and time charters across all vessel segments to maximize the Corporation's financial performance, to improve operational performance of the Corporation's fleet and establish better metrics for measuring such performance, to successfully implement the business unit organizational structure, to develop a plan to transform the Product unit into a world class business, to expand the U.S. Flag business unit and to capitalize on the premium pricing capital markets assign to U.S. Flag business, to upgrade client focus and marketing of the Crude Transportation business unit, to expand the Gas business unit, to improve shoreside personnel practices and executive development, to improve the Corporation's investor relations program and to achieve cost savings identified from the integration of the operations of Stelmar Shipping Ltd. ("Stelmar"). For Mr. Myles R. Itkin, his principal individual goals were to improve the Corporation's investor relations program and identify the causes of a perceived valuation gap relative to other shipping companies, to renegotiate and reconstitute the Corporation's outstanding bank debt, to identify and analyze potential acquisition targets, especially U.S. flag shipping companies, to improve the Corporation's information technology and to continue to implement integration savings from the Stelmar acquisition. The principal individual goals for Mr. Mats Berglund were to improve the Crude Transportation business unit's earnings from shipping operations to more than $239 million, to improve the Crude Transportation business unit's organizational structure and customer relations, to improve the Corporation's relationship with Tankers International and to develop a VLCC newbuilding program, to add Aframaxes to the Aframax International pool and to expand the Panamax International pool without reducing the pool's profitability. For Mr. Robert E. Johnston, the principal individual goals were to establish technical operational metrics for the Corporation's fleet, to implement the Corporation's Environmental Protection Plan, to implement a common operations software system for the Corporation's vessels and to develop an operations accounting system to effectively manage the vessel operations budget. The individual goals of Mr. George Dienis were the same as Mr. Robert E. Johnston except that Mr. Dienis' goals were with respect to the fleet of product carriers and Mr. Johnston's goals were for the entire fleet. The Compensation Committee subjectively determined that all five named Executive Officers exceeded their individual goals for 2006.

     In sum, the total compensation of the Named Executive Officers for 2006 was targeted at the 75th percentile of competitive positions of companies in the Compensation Comparison Group, with the base salary of such officers targeted at the 25th to 50th percentile of competitive positions of such companies, the annual cash incentive award was calculated as described on pages 14 and 15 of the Proxy Statement and the November 21 Response Letter with the three measures, individual performance goals, Corporation performance goals and business unit performance goals achieved (except for the Product unit) and equity awards subjectively determined based on achievement of individual goals so that when combined with base salary and the targeted annual cash incentive award the total compensation would approximate the targeted 75th percentile. OSG confirms that in future filings it will provide the foregoing additional disclosure.

3.

We note your supplemental response to prior comment 4. In that response you enumerate seven measures of individual performance. However, you also note that the measures "differed" for each named executive officer. In future filings, please confirm that you will fully describe the manner in which the performance objectives of the named executive officers differed. Further, please confirm that your disclosure will explain how the individual performance objectives are measured. Please note that to the extent that the company relies on specific targets in this context, you must specifically disclose them.

     In future filings, OSG will fully describe the manner in which the performance objectives of the named executive officers differed and will explain how the individual performance objectives are measured.

4.

We note the second sentence of your response to prior comment 5. Your disclosure regarding benchmarking compensation against "competitive positions in the Compensation Comparison Group" and your rationale for emphasizing at-risk compensation is somewhat unclear. Please confirm that your future filings will clarify this disclosure.

In future filings, OSG will clarify its disclosure regarding benchmarking compensation and OSG's rationale for emphasizing at-risk compensation.

5.

Your response to prior comment 5 also indicates that your cash compensation and equity awards were higher and lower, respectively, than that paid by your benchmark companies. Please confirm that for each named executive officer you will disclose, and explain the reason for, any deviation in the total compensation (or any element thereof) from the targeted percentile.

In future filings, for each named executive officer OSG will disclose and explain the reason for any deviation in the total compensation (or any element thereof) from the targeted percentile.

6.

We note the final paragraph of your response to prior comment 5. To the extent that you benchmark Mr. Dienis' compensation against peer shipping companies, please confirm that you will identify those companies in future filings.

In future filings, if Mr. Dienis is a named executive officer and OSG benchmarks his compensation against peer shipping companies, OSG will identify those peer shipping companies.

7.

While we note your response to prior comments 6 and 7, the causal connection between the disclosure of your performance targets and any competitive harm is not clear. If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of performance targets might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K. Please refer to prior comment 6 for additional guidance, as appropriate.

     The table below sets forth for the Corporation performance measure (achievement of specified levels of earnings from shipping operations ("ESO") for 2006 for the Corporation) and for the business unit performance measure (achievement of specified levels of ESO for 2006 for the Crude Transportation business unit for Mr. Mats Berglund and for the Product unit for Mr. George Dienis) the corresponding percentage of base level that would be earned by each Named Executive Officer other than the Chief Executive Officer. For 2006, for the Corporation the target (100%) ESO was $263.07 million, for the Crude Transportation business unit the target (100%) ESO was $218.4 million and for the Product unit the target (100%) ESO was $29.6 million.

Percentage achievement of Target ESO for Corporation, Crude Transportation Unit or Product Unit	Performance Percentage of Base Salary

Below 50%	0%
51 - 60%	55%
61 - 70%	65%
71 - 80%	75%
81 - 85%	85%
86 - 90%	90%
91 - 99%	95%
100%	100%
101 - 105%	105%
106 - 110%	110%
111 - 115%	115%
116 - 120%	120%
121 - 125%	125%
126 - 130%	130%
131 - 135%	135%
136 - 140%	140%
141% and more	150%

For the Chief Executive Officer, the percentage achievement of target ESO for the Corporation were the same percentages as specified above but the corresponding performance percentages of base salary were double the percentages specified above (110% - 300%). As described on pages 14 and 15 of the Proxy Statement, the ESO level achieved for the Corporation, the ESO level achieved for the business unit and the individual rating measure were the three components used to calculate the cash incentive award for 2006.

     As discussed on pages 13 and 14 of the Proxy Statement, determination of cash incentive is based upon the achievement of performance goals established by the Compensation Committee under the Incentive Compensation Plan for a year during the first quarter of such year. The performance goals established for one year have no effect on the performance goals established for another year. Since the performance goals for 2007 are unrelated to the performance goals for 2006, the Corporation does not believe it must disclose the 2007 performance goals in connection with the disclosure of 2006 executive compensation.

             If you want to discuss any of the matters contained in this letter, please feel free to contact me at (212) 251-1153.

Sincerely yours, /s/James I. Edelson James I. Edelson General Counsel and Secretary

cc:	Morten Arntzen Compensation Committee Jerry L. Miller Peter G. Samuels (Proskauer Rose LLP) Timothy Tracy (Ernst & Young LLP)